Exhibit 99.2

ADVANCE NOTICE BY-LAW
(Adopted by the Board of Directors with immediate effect on March 12, 2014)

A by-law relating to the advance notice of nominations of directors of

BELLATRIX EXPLORATION LTD.
(hereinafter referred to as the "Corporation")

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice By-Law (the "By-Law") is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This By-Law fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this By-Law is in the best interests of the Corporation, its shareholders and other stakeholders. This By-Law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1.	Subject only to the provisions of the Business Corporations Act (Alberta) (the "Act") and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:
(a)	by or at the direction of the Board, including pursuant to a notice of meeting;
(b)	by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or
(c)	by any person (a "Nominating Shareholder") who: (i) at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this By-Law and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (ii) complies with the notice procedures set forth below in this By-Law.
1

2.	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.
3.	To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must be made:
(a)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and
(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must set forth:
(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation, business or employment of the person for the most recent five years, and the name and principal business of any company in which any such employment is carried on; (iii) the citizenship of such person; (iv) the number of securities of each class or series of securities in the capital of the Corporation which are owned beneficially or of record by the person or under the control or direction, directly or indirectly, of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (v) such person's written consent to being named in the notice as a nominee and to serving as a director of the Corporation if elected; and (vi) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and
(b)	as to the Nominating Shareholder giving the notice: (i) the name and address of such Nominating Shareholder, as they appear on the securities register of the Corporation; (ii) the number of securities of each class or series of securities of the Corporation owned of record and beneficially by, or under the control or direction of, directly or indirectly, such Nominating Shareholder; (iii) full particulars regarding any agreement, arrangement or understanding with respect to the nomination between or among such Nominating Shareholder, any of their respective affiliates or associates, and any others acting jointly or in concert with any of the foregoing, including the nominee; (iv) full particulars regarding any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such Nominating Shareholder, whether or not such instrument or right shall be subject to settlement in underlying securities of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Nominating Shareholder with respect to securities of the Corporation; (v) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct or control the voting of any securities of the Corporation; and (vi) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).
2

The Corporation may require any proposed nominee to furnish such other information and documents as may reasonably be required by the Corporation to (i) determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee or (ii) satisfy the requirements of applicable stock exchange rules.

In addition, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

5.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-Law; provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairperson of the meeting. The Chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.
6.	For purposes of this By-Law:
(a)	"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and
(b)	"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.
3

7.	Notwithstanding any other provision of this By-Law, notice given to the Corporate Secretary of the Corporation pursuant to this By-Law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.
8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-Law.
9.	This By-Law was approved and adopted by the Board on March 12, 2014 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this By-Law is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this By-Law shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.
10.	This By-Law shall be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in that province.

4